UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
The Goldfield Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
381370 10 5
(CUSIP Number)

John H. Sottile
c/o The Goldfield Corporation
1684 West Hibiscus Boulevard
Melbourne, Florida, 32901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 381370 10 5

1.    Names of Reporting Persons.
John H. Sottile

I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[ ]
(b)[ ]

3.SEC Use Only

4.Source of Funds (See Instructions)
PF

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
1,789,497
	8	Shared Voting Power
140,400
	9	Sole Dispositive Power
1,789,497
	10	Shared Dispositive Power
140,400

11.Aggregate Amount Beneficially Owned by Each Reporting Person
1,929,497

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13.Percent of Class Represented by Amount in Row (11)
7.6%

14.Type of Reporting Person (See Instructions)
IN

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 27, 2005 and amended on September 23, 2008 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
The total amount of funds required by Mr. Sottile to acquire the shares of Common Stock reported in Item 5 (c) below including brokers’ fees and commissions was $542,177.82 and were funded through cash on hand.

Item 5. Interest in Securities of the Issuer

(a)
- (b) As a result of the acquisitions described in Item (c) below (aggregating 305,409 shares) made since Mr. Sottile’ s Amendment 1 of Schedule 13D filed September 23, 2008, Mr. Sottile now beneficially owns an aggregate of 1,929,897 shares of Common Stock, representing approximately 7.58% of the shares Outstanding as of December 5, 2014.  Mr. Sottile directly holds 1,789,497 shares of Common Stock and indirectly holds 140,400 shares of Common Stock, which are owned by his wife, Ann Sottile. Mr. Sottile reports sole voting and dispositive power with respect to the shares of Common Stock he holds directly and shared voting and dispositive power with respect to the shares of Common Stock he holds indirectly.

(c)	Since September 23, 2008, Mr. Sottile has acquired the following:

Date	Number of Shares	Price Per share
11/18/2011	100	0.27
11/21/2011	100	0.27
11/22/2011	23,157	0.27
11/23/2011	28,547	0.27
8/27/2013	50,000	1.71	**
11/19/2014	200	2.11
11/19/2014	100	2.12
11/19/2014	400	2.12
11/19/2014	200	2.12
11/19/2014	400	2.12
11/19/2014	1,100	2.12
11/19/2014	605	2.12
11/19/2014	100	2.12
11/19/2014	200	2.12
11/19/2014	100	2.12
11/20/2014	100	2.12
12/5/2014	200,000	2.17
Except for the acquisition on December 5, 2014 all the foregoing acquisitions were effected by way of open-market purchases on the American Stock Exchange or NYSE MKT. The acquisition on December 5, 2014 was acquired as a single block in a private purchase.
_____
**The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.68 to $1.75 inclusive.  Mr. Sottile undertakes to provide to The Goldfield Corporation, any security holder of The Goldfield Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within these ranges.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date    December 12, 2014
Signature    /s/ John H. Sottile
Name/Title    John H. Sottile, Individually